Copa Holdings Closes Sale-leaseback Transaction for Four New 737-800 Aircraft with SMBC Aviation Capital

PANAMA CITY, Feb. 4, 2013 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today announced it has closed sale-leaseback transactions for four new Boeing B737-800 aircraft with SMBC Aviation Capital, which is among the world's top four operating lessors by fleet value.

The aircraft deliveries, which are part of Copa Airlines´ current order with Boeing, are scheduled for delivery in 2014. Copa Holdings' CFO, Victor Vial commented, "We are pleased to have closed this important transaction with SMBC and hope to continue developing our long term partnership."

SMBC Aviation Capital's CEO, Peter Barrett commented, "We have enjoyed an excellent relationship with Copa Airlines since working on our first transaction with them in 2005, and look forward to partnering with them long into the future."

ABOUT COPA HOLDINGS S.A.:

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 83 aircraft: 57 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

ABOUT SMBC AVIATION CAPITAL:

SMBC Aviation Capital is a global business that ranks among the top four operating lessors by fleet value. The company's strategy is to own and lease liquid, investor-friendly aircraft assets with continuous trading through the industry cycle to maximize profitability and manage risk, and there is a distinct focus on narrow-body, commodity aircraft types that cater to the robust LCC (Low Cost Carrier) market and are easily tradeable. Over the past seven years the platform has profitably sold 170 commercial aircraft valued at over US$6bn. The company has over 100 airlines and 40 investors in over 40 countries around the world. It is headquartered in Dublin and has offices in London, Shanghai, Beijing, Hong Kong, Singapore, Tokyo, New York, Toulouse and Seattle.

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CONTACT: Joseph Putaturo, Panama, Director-Investor Relations, (507) 304-2677